Exhibit 99.1

Thomson Reuters Receives Court Approval for Return of Capital Transaction

TORONTO, June 16, 2023 – Thomson Reuters (TSX/NYSE: TRI) announced that the Ontario Superior Court of Justice (Commercial List) issued a final order today approving a plan of arrangement to implement the company’s proposed return of capital transaction. On June 14, 2023, Thomson Reuters received shareholder approval for the return of capital transaction at its annual and special meeting.

The return of capital transaction consists of a distribution of US$4.67 in cash per common share (approximately US$2.2 billion in the aggregate) and a consolidation of the company’s outstanding common shares (or reverse stock split) on a basis that is proportional to the cash distribution.

Timeline/Next Steps

•	The plan of arrangement for the return of capital transaction is subject to final approval by the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

•	If those final approvals are received:

o	Thomson Reuters will determine the share consolidation ratio after 4:00 p.m. (Toronto time) on June 22, 2023 and issue a news release later that day with applicable information for shareholders;

o

The plan of arrangement will become effective at 3:01 a.m. (Toronto time) on June 23, 2023 and the post-consolidation shares are expected to begin trading on the TSX and NYSE under a new CUSIP when markets open that day;

o

As promptly as practicable after the transaction is effective, the company’s depositary for the transaction (Computershare Investor Services Inc.) will deliver cash distribution amounts to registered participating shareholders, subject to the terms and conditions of the transaction. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the transaction will receive cash distributions from their bank, broker or other intermediary and the effects of the share consolidation will be recorded in their accounts; and

o

Eligible shareholders who duly exercised their right to opt out of the transaction will not receive the cash distribution and will continue to hold the same number of shares that they held prior to the effective time of the transaction. Opt-out deadlines expired earlier this week.

Further details of the proposed return of capital transaction are described in the company’s 2023 management proxy circular and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The return of capital documents were previously filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the return of capital transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

About Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com